Exhibit 99.2

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TORO CORP.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
December 31, 2023 and March 31, 2024
(Expressed in U.S. Dollars – except for share data)

		December 31,	March 31,
ASSETS	Note	2023	2024
CURRENT ASSETS:
Cash and cash equivalents		$155,235,401	$186,412,073
Due from related parties, current	3	3,923,315	2,505,920
Accounts receivable trade, net		4,132,282	2,236,656
Inventories		260,555	420,372
Deferred charges, net		—	24,409
Prepaid expenses and other assets		1,584,015	775,649
Total current assets		165,135,568	192,375,079

NON-CURRENT ASSETS:
Vessels, net	3,5	88,708,051	75,956,293
Restricted cash	6	350,000	—
Due from related parties	3	1,590,501	1,590,501
Prepaid expenses and other assets, non-current		357,769	357,769
Deferred charges, net	4	1,420,574	100,872
Investment in related party	3	50,541,667	50,548,611
Total non-current assets		142,968,562	128,554,046
Total assets		$308,104,130	$320,929,125

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	6	1,311,289	—
Due to related parties	3	315,000	318,889
Accounts payable		3,187,728	2,058,243
Deferred revenue		310,000	618,500
Accrued liabilities		2,735,007	2,326,311
Total current liabilities		7,859,024	5,321,943

NON-CURRENT LIABILITIES:
Long-term debt, net	6	3,902,497	—
Total non-current liabilities		3,902,497	—

Commitments and contingencies	10

MEZZANINE EQUITY:
1.00% Series A fixed rate cumulative perpetual convertible preferred shares:140,000 shares issued and outstanding as of December 31, 2023, and March 31, 2024, respectively, aggregate liquidation preference of $140,000,000 as of December 31, 2023, and March 31, 2024, respectively	8	119,601,410	120,352,788
Total mezzanine equity		119,601,410	120,352,788

SHAREHOLDERS’ EQUITY:
Common shares, $0.001 par value: 3,900,000,000 shares authorized; 19,021,758 and 18,978,409 shares issued; 18,978,409 and 18,333,853 shares (net of treasury shares) outstanding as of December 31, 2023, and March 31, 2024, respectively	7,11	19,022	18,978
Preferred shares, $0.001 par value: 100,000,000 shares authorized; Series B preferred shares: 40,000 shares issued and outstanding as of December 31, 2023, and March 31, 2024, respectively	7	40	40
Additional paid-in capital		57,244,290	58,239,605
Treasury shares: 43,349 and 644,556 shares as of December 31, 2023, and March 31, 2024, respectively	7	(223,840)	(3,728,008)
Retained Earnings		119,701,687	140,723,779
Total shareholders’ equity		176,741,199	195,254,394
Total liabilities, mezzanine equity and shareholders’ equity		$308,104,130	$320,929,125

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TORO CORP.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three months ended March 31, 2023 and 2024
(Expressed in U.S. Dollars – except for share data)
		Three months ended March 31,	Three months ended March 31,
	Note	2023	2024
REVENUES:
Time charter revenues	13	$1,906,250	$3,179,490
Voyage charter revenues	13	7,930	762,148
Pool revenues	13	29,239,974	3,064,191
Total vessel revenues		31,154,154	7,005,829

EXPENSES:
Voyage expenses (including $394,803 and $87,938 to related party for the three months ended March 31, 2023 and 2024, respectively)	3,14	(518,797)	(494,990)
Vessel operating expenses	14	(5,116,521)	(2,557,847)
Management fees to related parties	3	(702,000)	(497,681)
Recovery of provision /(provision) for doubtful accounts		266,732	(25,369)
Depreciation and amortization	4,5	(2,055,646)	(1,191,615)
General and administrative expenses (including $352,778 and $799,500 to related party for the three months ended March 31, 2023 and 2024, respectively)	3,11	(983,264)	(2,257,574)
Gain on sale of vessel	3,5	—	19,559,432
Total expenses		$(9,109,496)	$12,534,356

Operating income		$22,044,658	$19,540,185

OTHER (EXPENSES)/INCOME:
Interest and finance costs	15	(317,673)	(90,364)
Interest income		435,429	2,067,006
Dividend income from related party	3,16	—	631,944
Foreign exchange (losses)/ gains		(10,000)	1,085
Total other income, net		$107,756	$2,609,671

Net income, before taxes		$22,152,414	$22,149,856
Income taxes		(193,201)	(22,497)
Net income and comprehensive income		$21,959,213	$22,127,359
Dividend on Series A Preferred Shares	3,12	(97,222)	(353,889)
Deemed dividend on Series A Preferred Shares	8	(200,255)	(751,378)
Net income attributable to common shareholders		$21,661,736	$21,022,092
Earnings per common share, basic	12	2.29	1.11
Earnings per common share, diluted	12	0.35	0.51
Weighted average number of common shares, basic	12	9,461,009	17,739,362
Weighted average number of common shares, diluted	12	61,898,567	42,147,033

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TORO CORP.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND MEZZANINE EQUITY
For the three months ended March 31, 2023 and 2024
(Expressed in U.S. Dollars – except for share data)
						Treasury stock						Mezzanine equity
	# of Series B Preferred Shares	Par Value of Preferred Series B shares	# of Common shares	Par Value of Common Shares	Additional Paid-in capital	# of shares	Amount	Due from Stockholder	Former Parent Company Investment	(Accumulated deficit)/Retained Earnings	Total Shareholders’ Equity	# of Series A Preferred Shares	Mezzanine Equity
Balance, December 31, 2022	—	—	1,000	1	—	—	—	(1)	140,496,912	(32)	140,496,880	—	—
Net income and comprehensive income	—	—	—	—	—	—	—	—	17,339,332	4,619,881	21,959,213	—	—
Net increase in Former Parent Company investment	—	—	—	—	—	—	—	—	211,982	—	211,982	—	—
Cancellation of common shares due to spin off	—	—	(1,000)	(1)	—	—	—	1	—	—	—	—	—
Capitalization at spin off, including Issuance of capital and preferred stock, net of costs (Note 8)	40,000	40	9,461,009	9,461	38,156,985	—	—	—	(158,048,226)	—	(119,881,740)	140,000	117,172,135
Dividend on Series A preferred shares (Note 8)	—	—	—	—	—	—	—	—	—	(97,222)	(97,222)	—	—
Deemed dividend on Series A preferred shares (Note 8)	—	—	—	—	—	—	—	—	—	(200,255)	(200,255)	—	200,255
Balance, March 31, 2023	40,000	40	9,461,009	9,461	38,156,985	—	—	—	—	4,322,372	42,488,858	140,000	117,372,390

Balance, December 31, 2023	40,000	40	19,021,758	19,022	57,244,290	(43,349)	(223,840)	—	—	119,701,687	176,741,199	140,000	119,601,410
Net income and comprehensive income	—	—	—	—	—	—	—	—	—	22,127,359	22,127,359	—	—
Stock based compensation cost (Note 11)	—	—	—	—	1,219,111	—	—	—	—	—	1,219,111	—	—
Repurchase of common shares (Note 7)	—	—	(43,349)	(44)	(223,796)	(601,207)	(3,504,168)	—	—	—	(3,728,008)	—	—
Dividend on Series A preferred shares (Note 8)	—	—	—	—	—	—	—	—	—	(353,889)	(353,889)	—	—
Deemed dividend on Series A preferred shares (Note 8)	—	—	—	—	—	—	—	—	—	(751,378)	(751,378)	—	751,378
Balance, March 31,2024	40,000	40	18,978,409	18,978	58,239,605	(644,556)	(3,728,008)	—	—	140,723,779	195,254,394	140,000	120,352,788

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TORO CORP.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31, 2023 and 2024
(Expressed in U.S. Dollars)
	Note	Three months ended March 31, 2023	Three months ended March 31, 2024
Cash Flows (used in)/provided by Operating Activities:
Net income		$21,959,213	$22,127,359
Adjustments to reconcile net income to net cash (used in)/provided by Operating activities:
Depreciation and amortization	4,5	2,055,646	1,191,615
Amortization of deferred finance charges	15	25,470	43,414
Gain on sale of vessel	5	—	(19,559,432)
Provision for doubtful accounts		—	25,369
Stock based compensation cost	11	—	1,219,111
Changes in operating assets and liabilities:
Accounts receivable trade, net		4,666,840	1,869,936
Inventories		(28,717)	(159,817)
Due from/to related parties		(977,432)	1,410,772
Prepaid expenses and other assets		216,904	808,366
Other deferred charges		—	(24,409)
Accounts payable		973,238	(800,861)
Accrued liabilities		493,785	(127,457)
Deferred revenue		479,926	308,500
Dry-dock costs paid		(1,222,755)	(626,046)
Net Cash provided by Operating Activities		28,642,118	7,706,420

Cash flow (used in)/provided by Investing Activities:
Vessel acquisitions and other vessel improvements	5	(181,498)	(34,660)
Net proceeds from sale of vessel		—	32,490,120
Net cash (used in)/provided by Investing Activities		(181,498)	32,455,460

Cash flows (used in)/provided by Financing Activities:
Net increase in Former Parent Company Investment		211,982	—
Issuance of Series B Preferred shares	7	40	—
Payment of Dividend on Series A Preferred Shares	8	—	(350,000)
Payment for repurchase of common shares	7	—	(3,728,008)
Repayment of long-term debt	6	(675,000)	(5,257,200)
Payments related to Spin-Off	3	(2,570,503)	—
Net cash used in Financing Activities		(3,033,481)	(9,335,208)

Net increase in cash, cash equivalents, and restricted cash		25,427,139	30,826,672
Cash, cash equivalents and restricted cash at the beginning of the period		42,479,594	155,585,401
Cash, cash equivalents and restricted cash at the end of the period		$67,906,733	186,412,073

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		$67,206,733	186,412,073
Restricted cash, non-current		700,000	—
Cash, cash equivalents, and restricted cash		67,906,733	186,412,073

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information:

Toro Corp. (“Toro”) was formed on July 29, 2022 as a wholly owned subsidiary of Castor Maritime Inc. (“Castor”, or the “Former Parent Company”) under the laws of the Republic of the Marshall Islands under the name Tankco Shipping Inc. and changed its name to Toro Corp. on September 29, 2022. On March 7, 2023 (the “Distribution Date”), Castor completed the Spin-Off (as defined herein) of Toro based on the terms approved by the independent disinterested directors of Castor following the recommendation of its special committee of independent disinterested directors. In the Spin-Off, Castor separated its tanker fleet from its dry bulk and container fleet by, among other actions, contributing to Toro its interest in the subsidiaries comprising its tanker fleet, each owning one tanker vessel and Elektra Shipping Co. (the “Toro Subsidiaries”) in exchange for (i) 9,461,009 common shares of Toro, (ii) the issuance to Castor of 140,000 1.00% Series A fixed rate cumulative perpetual convertible preferred shares of Toro (the “Series A Preferred Shares”) having a stated amount of $1,000 per share and a par value of $0.001 per share and (iii) the issuance at par to Pelagos Holdings Corp, a company controlled by the Toro’s Chairman and Chief Executive Officer, of 40,000 Series B preferred shares of Toro, par value $0.001 per share (the “Series B Preferred Shares”). Toro’s common shares were distributed on March 7, 2023 pro rata to the shareholders of record of Castor as of February 22, 2023 at a ratio of one Toro common share for every ten Castor common shares. The foregoing transactions are referred to collectively herein as the “Spin-Off”. Toro began trading on the Nasdaq Capital Market (the “Nasdaq”), under the symbol “TORO”.

 In addition, Toro entered into various agreements effecting the separation of its business from Castor including a Contribution and Spin-Off Distribution Agreement entered into by Toro and Castor on February 24, 2023 (the “Contribution and Spin-Off Distribution Agreement”), pursuant to which, among other things, (i) Castor agreed to indemnify Toro and the Toro Subsidiaries for any and all obligations and other liabilities arising from or relating to the operation, management or employment of vessels or subsidiaries that Castor retained after the Distribution Date and Toro agreed to indemnify Castor for any and all obligations and other liabilities arising from or relating to the operation, management or employment of the vessels contributed to it or the Toro Subsidiaries, and (ii) Toro agreed to replace Castor as guarantor under the $18.0 senior secured credit facility with Alpha Bank S.A. (the “$18.0 Million Term Loan Facility”) upon completion of the Spin-Off. The Contribution and Spin-Off Distribution Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between Castor and Toro and provides Castor with certain registration rights relating to Toro’s common shares, if any, issued upon conversion of the Series A Preferred Shares issued to Castor in connection with the Spin-Off. Following the successful completion of the Spin Off on March 7, 2023, Toro reimbursed Castor for expenses related to the Spin-Off that were incurred by Castor, except for any of these expenses that were incurred or paid by any of Toro’s subsidiaries, after March 7, 2023.

The Spin-off has been accounted for as a transfer of business among entities under common control. Accordingly, these accompanying unaudited interim condensed consolidated financial statements of the Company have been presented as if the Toro Subsidiaries were consolidated subsidiaries of the Company for all periods presented and using the historical carrying costs of the assets and the liabilities of the subsidiaries listed below, from their dates of incorporation. As a result, the accompanying unaudited interim condensed consolidated financial statements include the accounts of Toro and its wholly owned subsidiaries (collectively, the “Company”).

The Company is currently engaged in the worldwide transportation of refined petroleum products and liquefied petroleum gas through its vessel-owning subsidiaries.

Castor Ships S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Castor Ships”), a related party controlled by Toro’s Chairman and Chief Executive Officer, Petros Panagiotidis, provides ship management and chartering services to the vessels owned by the Company’s vessel-owning subsidiaries with effect from July 1, 2022. Such services are provided through subcontracting agreements with unrelated third-party managers, entered into with the Company’s consent, for all of the Company’s vessels. During the period ended December 31, 2021 and until June 30, 2022, Castor Ships provided only commercial ship management and chartering services to such subsidiaries. As a part of the Spin-Off, the Company entered into a master management agreement with Castor Ships with respect to its vessels in substantially the same form as Castor’s Master Management Agreement previously in place for its vessels. The vessel management agreements with Castor Ships previously entered into for each of the vessels by the applicable vessel-owning subsidiary remain in effect for each such vessel. Upon the acquisition of the LPG carrier vessels in the second and third quarters of 2023, the relevant vessel owning subsidiaries entered into management agreements with Castor Ships on substantially the same terms as the existing vessel-owning subsidiaries.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information: (continued)

The wholly owned subsidiaries which are included in the Company’s unaudited interim condensed consolidated financial statements for the periods presented are listed below.

Consolidated vessel owning subsidiaries:
	Company	Country of incorporation	Date of incorporation	Vessel Name	DWT	Year Built	Delivery date to Vessel owning company
1	Vision Shipping Co. (“Vision”)	Marshall Islands	04/27/2021	M/T Wonder Mimosa	36,718	2006	May 31, 2021
2	Zatanna Shipping Co. (“Zatanna”)	Marshall Islands	05/02/2023	LPG Dream Terrax	4,743	2020	May 26, 2023
3	Starfire Shipping Co. (“Starfire”)	Marshall Islands	05/02/2023	LPG Dream Arrax	4,753	2015	June 14, 2023
4	Cyborg Shipping Co. (“Cyborg”)	Marshall Islands	05/02/2023	LPG Dream Syrax	5,158	2015	July 18, 2023
5	Nightwing Shipping Co. (“Nightwing”)	Marshall Islands	05/02/2023	LPG Dream Vermax	5,155	2015	August 4, 2023

Consolidated non-vessel owning subsidiaries:
1	Toro RBX Corp. (“Toro RBX”) (1)
2	Elektra Shipping Co. (“Elektra”) (2)
3	Rocket Shipping Co. (“Rocket”) (3)
4	Drax Shipping Co. (“Drax”) (4)
5	Colossus Shipping Co. (“Colossus”) (5)
6	Hawkeye Shipping Co. (“Hawkeye”) (6)
7	Xavier Shipping Co. (“Xavier”) (7)
8	Starlord Shipping Co. (“Starlord”) (8)
9	Gamora Shipping Co. (“Gamora”) (9)

(1)	Incorporated under the laws of the Marshall Islands on October 3, 2022, this entity serves as the cash manager of the Company’s subsidiaries with effect from March 7, 2023.
(2)
Incorporated under the laws of the Marshall Islands on April 27, 2021, no longer owns any vessel following the sale of the M/T Wonder Arcturus on May 9, 2022, for a gross sale price of $13.15 million and delivery of such vessel to an unaffiliated third-party on July 15, 2022.

(3)
Incorporated under the laws of the Marshall Islands on January 13, 2021, no longer owns any vessel following the sale of the M/T Wonder Polaris on May 18, 2023, for a gross sale price of $34.5 million and delivery of such vessel to an unaffiliated third-party on June 26, 2023.

(4)
Incorporated under the laws of the Marshall Islands on November 22, 2021, no longer owns any vessel following the sale of the M/T Wonder Bellatrix on May 12, 2023, for a gross sale price of $37.0 million and delivery of such vessel to an unaffiliated third-party on June 22, 2023.

(5)
Incorporated under the laws of the Marshall Islands on April 27, 2021, no longer owns any vessel following the sale of the M/T Wonder Musica on June 15, 2023, for a gross sale price of $28.0 million and delivery of such vessel to an unaffiliated third-party on July 6, 2023.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information: (continued)

(6)
Incorporated under the laws of the Marshall Islands on April 27, 2021, no longer owns any vessel following the sale of the M/T Wonder Avior on April 28, 2023, for a gross sale price of $30.1 million and delivery of such vessel to an unaffiliated third-party on July 17, 2023.

(7)
Incorporated under the laws of the Marshall Islands on April 27, 2021, no longer owns any vessel following the sale of the M/T Wonder Formosa on September 1, 2023, for a gross sale price of $18.0 million and delivery of such vessel to an unaffiliated third-party on November 16, 2023.

(8)
Incorporated under the laws of the Marshall Islands on April 15, 2021, no longer owns any vessel following the sale of the M/T Wonder Vega on September 5, 2023, for a gross sale price of $31.5 million and delivery of such vessel to an unaffiliated third-party on December 21, 2023.

(9)
Incorporated under the laws of the Marshall Islands on January 13, 2021, no longer owns any vessel following the sale of the M/T Wonder Sirius on January 8, 2024, for a gross sale price of $33.8 million and delivery of such vessel to an unaffiliated third-party on January 24, 2024.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on March 12, 2024 (the “2023 Annual Report”).

The accompanying interim condensed consolidated financial statements are unaudited and include all adjustments (consisting of normal recurring adjustments) that management considers necessary for a fair presentation of its condensed consolidated financial position and results of operations for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of the results that may be expected for the entire year.

2.	Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in the consolidated financial statements for the year ended December 31, 2023, included in the Company’s 2023 Annual Report. There have been no material changes to the Company’s significant accounting policies in the three-month period ended March 31, 2024.

Recent Accounting Pronouncements:

There are no recent accounting pronouncements the adoption of which is expected to have a material effect on the Company’s unaudited interim condensed consolidated financial statements in the current period.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

3.	Transactions with Related Parties:

During the three months ended March 31, 2023 and 2024, the Company incurred the following charges in connection with related party transactions, which are included in the accompanying  unaudited interim condensed consolidated statements of comprehensive income:

	Three months ended March 31,	Three months ended March 31,
	2023	2024
Management fees-related parties
Management fees – Castor Ships (a)	$702,000	$497,681

Included in Voyage expenses
Charter hire commissions – Castor Ships (a)	$394,803	$87,938

Included in General and administrative expenses
Administration fees – Castor Ships (a)	$352,778	$799,500
Stock based compensation cost (Note 11)	$—	$1,219,111

Included in Gain on sale of vessel
Sale & purchase commission – Castor Ships (a)	$—	$338,000

As of December 31, 2023, and March 31, 2024, balances with related parties consisted of the following:

	December 31, 2023	March 31, 2024
Assets:
Due from Castor Ships (a) – current	$3,923,315	$2,505,920
Due from Castor Ships (a) – non-current	1,590,501	1,590,501
Investment in related party (c) – non-current	50,541,667	50,548,611
Liabilities:
Due to Former Parent Company (c) – current	$315,000	$318,889

(a)	Castor Ships:

Details of the Company’s transactions and arrangements with Castor Ships are discussed in Note 3(a) to the consolidated financial statements for the year ended December 31, 2023, included in the Company’s 2023 Annual Report.

As of March 31, 2024, in accordance with the provisions of the Master Management Agreement, dated as of March 7, 2023, by and among the Company, its shipowning subsidiaries and Castor Ships, Castor Ships had subcontracted to a third-party ship management company the technical management of all the Company’s vessels, except the M/T Wonder Mimosa, for which Castor Ships has provided the technical management since June 7, 2023. Castor Ships pays, at its own expense, the third-party technical management company a fee for the services it has subcontracted to such company without any additional cost to Toro.

During the three months ended March 31, 2023, and the three months ended March 31, 2024, the Company’s subsidiaries were charged the following fees and commissions by Castor Ships (i) management fees amounting to $702,000 and $497,681, respectively, (ii) charter hire commissions amounting to $394,803 and $87,938, respectively, and (iii) sale and purchase commission amounting to $338,000 in the three months ended March 31, 2024 in connection with the sale of the vessel M/T Wonder Sirius (Note 5).

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

3.	Transactions with Related Parties: (continued)

In addition, until March 7, 2023, part of the general and administrative expenses incurred by Castor has been allocated on a pro rata basis within General and administrative expenses of the Company based on the proportion of the number of ownership days of the Toro Subsidiaries’ vessels to the total ownership days of Castor’s fleet. These expenses consisted mainly of administration costs charged by Castor Ships, investor relations, legal, audit and consultancy fees. During the period from January 1 through March 7, 2023 the above mentioned administration fees charged by Castor Ships to Castor that were allocated to the Company amounted to $144,445 and are included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income. For the period of March 7 through March 31, 2023, the Company recognized as pro rata allocation of days of Flat Management Fee in the amount of $208,333, which is included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income. As a result, in the three months ended March 31, 2023, and in the same period of 2024, the aggregate amounts of  $352,778 and $799,500, respectively, are included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

The Master Management Agreement also provides for advance funding equal to two months of vessel daily operating costs to be deposited with Castor Ships as a working capital guarantee, refundable in case a vessel is no longer under Castor Ship’s management. As of March 31, 2024, the working capital guarantee advances to Castor Ships amounted to $1,590,501, which are presented in ‘Due from related parties, non-current’ in the accompanying unaudited condensed consolidated balance sheets. As of March 31, 2024, $2,505,920 of ‘Due from related parties, current’ represents working capital guarantee deposits relating to third-party managers and operating expense payments made on behalf of the Company in excess of amounts advanced.

(b)	Pool Agreement:

During the period September 30, 2022 to December 12, 2022, all Aframax/LR2 tanker vessels, entered into a series of separate agreements with V8 Pool Inc. (“V8”), a member of Navig8 Group of companies, for the participation of the vessels in the V8 plus pool (the “V8 Plus Pool”), a pool operating Aframax tankers aged fifteen (15) years or more. In February 2023, the agreement relating to the M/T Wonder Sirius’s participation in the V8 Plus Pool was terminated and the vessel commenced a period time charter. In December 2023 after the termination of the period time charter, the M/T Wonder Sirius entered back into V8 Plus Pool. The pool agreement with V8 was terminated following the completion of the sale of M/T Wonder Sirius on January 24, 2024 (Note 5). The V8 Plus Pool is managed by V8 Plus Management Pte. Ltd., a company in which the Company’s Chairman and Chief Executive Officer, Petros Panagiotidis, has had a minority equity interest. Following the sales of the M/T Wonder Bellatrix, M/T Wonder Polaris, M/T Wonder Avior, M/T Wonder Musica and M/T Wonder Vega from the second to fourth quarter of 2023, the vessels’ respective pool agreements with the V8 Plus Pool were terminated. As of March 31, 2024, none of the Company’s vessels participated in the V8 Plus Pool.

(c)	Former Parent Company:

In connection with the Spin-Off as discussed in Note 1, on March 7, 2023, Toro issued 140,000 1.00% Series A Preferred Shares to Castor having a stated amount of $1,000 per share and a par value of $0.001 per share (Note 8). The amount of accrued dividend on Series A Preferred Shares due to Castor as of March 31, 2024 was $318,889 and is presented net in ‘Due to related parties, current’ in the accompanying unaudited condensed consolidated balance sheet.

In the period ending March 31, 2023, the Company reimbursed Castor $2,570,503 for expenses related to the Spin-Off that were incurred by Castor. As of March 31, 2023, the outstanding expenses to be reimbursed by the Company amounted to $124,144 and are presented in ‘Due from related parties, current’, in the accompanying unaudited condensed consolidated balance sheet. As of March 31, 2024, there are no outstanding expenses to be reimbursed by the Company.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

3.	Transactions with Related Parties: (continued)

On August 7, 2023, the Company agreed to purchase 50,000 5.00% Series D Cumulative Perpetual Convertible Preferred Shares of Castor, having a stated value of $1,000 and par value of $0.001 per share (the “Castor Series D Preferred Shares”), for aggregate cash consideration of $50.0 million. The distribution rate on the Castor Series D Preferred Shares is 5.00% per annum, which rate will be multiplied by a factor of 1.3 on the seventh anniversary of the issue date of the Castor Series D Preferred Shares and annually thereafter, subject to a maximum distribution rate of 20% per annum in respect of any quarterly dividend period. Dividends are payable quarterly in arrears on the 15th day of January, April, July and October in each year, subject to Castor’s board of directors’ approval. For the three months ended March 31, 2024, the Company received a dividend on the Castor Series D Preferred Shares, amounting to $0.6 million.

The Series D Preferred Shares are convertible, in whole or in part, at the Company’s option to common shares  of Castor from the first anniversary of their issue date at the lower of (i) $7.00 per common share, and (ii) the 5-day-value-weighted average price immediately preceding the conversion. On March 27, 2024, Castor effected a 1-for-10 reverse stock split of its common stock without any change in the number of authorized common shares. As a result of the reverse stock split, the number of Castor’s outstanding shares as of March 27, 2024, was decreased to 9,662,354 while the par value of its common shares remained unchanged to $0.001 per share. The conversion price of the Castor Series D Preferred Shares is subject to adjustment upon the occurrence of certain events, including the occurrence of splits and combinations (including a reverse stock split) of the common shares and was adjusted to $7.00 per common share on March 27, 2024 from $0.70 per common share following effectiveness of the 1-for-10 reverse stock split. The minimum conversion price of the Series D Preferred Shares is $0.30 per common share.

This transaction and its terms were approved by the independent members of the board of directors of each of Castor and the Company at the recommendation of their respective special committees composed of independent and disinterested   directors, which negotiated the transaction and its terms.

As of March 31, 2024, the aggregate value of the investment in Castor amounted to $50,548,611, including $548,611 of accrued dividends and is presented as ‘Investment in related party’ in the accompanying unaudited condensed consolidated balance sheet. As of March 31, 2024, the Company did not identify any impairment or any observable prices for identical or similar investments of the same issuer.

4.	Deferred Charges, net:

The movement in deferred charges net, which represents deferred dry-docking costs, in the accompanying  unaudited condensed consolidated balance sheets is as follows:

Dry-docking costs
Balance December 31, 2023	$1,420,574
Additions	47,925
Amortization	(104,835)
Disposals	(1,262,792)
Balance March 31, 2024	$100,872

TORO CORP.
 NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated

5.	Vessels, net:

The amounts in the accompanying unaudited condensed consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2023	$94,124,368	$(5,416,317)	$88,708,051
Improvements, and other vessel costs	2,918	—	2,918
Vessel disposals	(13,765,451)	2,097,555	(11,667,896)
Depreciation	—	(1,086,780)	(1,086,780)
Balance March 31, 2024	$80,361,835	$(4,405,542)	$75,956,293

On January 8, 2024, the Company entered into an agreement with an unaffiliated third party for the sale of the M/T Wonder Sirius for a gross sale price of $33.8 million. The vessel was delivered to its new owners on January 24, 2024. In connection with this sale, the Company recognized during the first quarter of 2024 a gain of $19.6 million which is presented in ‘Gain on sale of vessel’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income. The sale of the above vessel took place due to a favorable offer.

The Company reviewed all its vessels for impairment and none were found to have an indication of impairment as the fair value was in excess of carrying value at March 31, 2024.

6.	Long-Term Debt:

The amounts of long-term debt shown in the accompanying unaudited condensed consolidated balance sheets of December 31, 2023 and March 31, 2024, are analyzed as follows:

Loan facilities	Borrowers	As of December 31, 2023	As of March 31, 2024
$18.0 Million Term Loan Facility	Rocket- Gamora	5,257,200	—
Total long-term debt		$5,257,200	$—
Less: Deferred financing costs		(43,414)	—
Total long-term debt, net of deferred finance costs		5,213,786	—
			—
Presented:			—
Current portion of long-term debt		$1,345,600	$—
Less: Current portion of deferred finance costs		(34,311)	—
Current portion of long-term debt, net of deferred finance costs		$1,311,289	$—
			—
Non-Current portion of long-term debt		3,911,600	—
Less: Non-Current portion of deferred finance costs		(9,103)	—
Non-Current portion of long-term debt, net of deferred finance costs		$3,902,497	$—

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated

6.	Long-Term Debt: (continued)

$18.0 Million Term Loan Facility

Details of the Company’s $18.0 million senior secured term loan facility between Alpha Bank S.A, Rocket and Gamora may be found in Note 6 to the consolidated financial statements for the year ended December 31, 2023, included in the Company’s 2023 Annual Report.

During the three months ended March 31, 2024, the Company used part of the proceeds of the sale of the M/T Wonder Sirius (Note 5) to fully repay the remaining outstanding balance of $5.3 million under the $18.0 Million Term Loan Facility. As a result, the Company had no outstanding indebtedness under any facility as of March 31, 2024.

Restricted cash as of December 31, 2023 and March 31, 2024, non-current, comprised $0.4 million and $0 million of minimum liquidity deposits required pursuant to the $18.0 Million Term Loan Facility, respectively.

The weighted average interest rate on long-term debt for the three months ended March 31, 2023 and 2024, was 7.8% and 8.6%, respectively.

Total interest incurred on long-term debt for the three months ended March 31, 2023 and 2024, amounted to $251,613, and $30,041, respectively, and is included in ‘Interest and finance costs’ (Note 15) in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

7.	Equity Capital Structure:

Under Toro’s initial Articles of Incorporation dated July 29, 2022, Toro’s authorized capital stock consisted of 1,000 shares par value $0.001 per share. On March 2, 2023, the Company’s articles of incorporation were amended and restated and Toro’s authorized capital stock was increased to 3,900,000,000 common shares, par value $0.001 per share and 100,000,000 preferred shares, par value $0.001 per share. For a further description of the terms and rights of the Company’s capital stock and details of its equity transactions prior to January 1, 2024, please refer to Note 7 to the consolidated financial statements for the year ended December 31, 2023, included in the Company’s 2023 Annual Report. That description is supplemented by the below new activities during the three-month period ended March 31, 2024.

As of March 31, 2024, Toro had 18,978,409 common shares issued and 18,333,853 common shares outstanding (net of 644,556 treasury shares), including 1,240,000 restricted common shares issued pursuant to the Equity Incentive Plan (as defined and discussed in Note 11).

Share Repurchase Program

On November 6, 2023, the Board of Directors of the Company approved a share repurchase program, authorizing the repurchase of up to $5.0 million of the Company’s common shares commencing November 10, 2023, through to March 31, 2024. During the year ended December 31, 2023, the Company repurchased under its share repurchase program 222,600 shares of common stock in open market transactions at an average price of $4.69 per share, for an aggregate consideration of $1.0 million. On December 27, 2023, 179,251 of these repurchased common shares were cancelled and removed from the Company’s share capital and on January 3, 2024, the remaining 43,349 repurchased common shares were cancelled and removed from the Company’s share capital.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

7.	Equity Capital Structure: (continued)

During the three months ended March 31, 2024, the Company repurchased under its share repurchase program an additional 644,556 shares of common stock in open market transactions at an average price of $5.77 per share, for an aggregate consideration of $3.7 million, which have been classified as treasury shares as these repurchased common shares were not cancelled as of March 31, 2024. This brought the total number of shares repurchased under the program to 867,156 common shares at an average price of $5.50 per share. The share repurchase program was terminated on March 31, 2024 in accordance with its terms.

8.	Mezzanine equity:

Series A Preferred Shares

The Company issued as part of the Spin-Off to Castor 140,000 Series A Preferred Shares with par value of $0.001 and a stated value of $1,000 each. Details of the Company’s Series A Preferred Shares are discussed in Note 8 to the Company’s consolidated financial statements for the year ended December 31, 2023, included in the 2023 Annual Report.

The Company uses an effective interest rate of 3.71% over the expected life of the preferred stock being nine years which is the expected earliest redemption date. This is consistent with the interest method, taking into account the discount between the issuance price and liquidation preference and the stated dividends, including “step-up” amounts. The amounts accreted during the period March 7, 2023 through March 31, 2023 and in the three months ended March 31, 2024, were $200,255 and $751,378, respectively, and is presented as ‘Deemed dividend on Series A Preferred Shares’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

As of March 31, 2024, the net value of Mezzanine Equity amounted to $120,352,788, including the amount of $751,378 of deemed dividend on the Series A Preferred Shares in the three months ended March 31, 2024, and is presented as ‘Mezzanine Equity’ in the accompanying unaudited condensed consolidated balance sheet. During the three months ended March 31, 2024, the Company paid to Castor a dividend amounting to $350,000 on the Series A Preferred Shares for the period from October 15, 2023 to January 14, 2024. The accrued amount for the period from January 15, 2024 to March 31, 2024 (included in the dividend period ended April 14, 2024) amounted to $318,889 (Notes 3(c) and 17(a)).

9.	Financial Instruments and Fair Value Disclosures:

As of March 31, 2024, the principal financial assets of the Company consist of cash at banks, trade accounts receivable, an investment in a related party, Castor Maritime Inc., and amounts due from related parties. As of March 31, 2024, the principal financial liabilities of the Company consist of trade accounts payable and amounts due to related parties.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•
Cash and cash equivalents, accounts receivable trade, net, amounts due from/to related party/(ies) and accounts payable: The carrying values reported in the unaudited condensed consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short term maturities.

•
Investment in related party: Investment in related party is initially measured at the transaction price and subsequently assessed for the existence of any observable market for the Castor Series D Preferred Shares and any observable price changes for identical or similar investments and the existence of any indications for impairment. As per the Company’s assessment no such case was identified as at March 31, 2024.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

9.	Financial Instruments and Fair Value Disclosures: (continued)

Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, due from related parties and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.

10.	Commitments and Contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, pool operators, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. As of the date of these  unaudited interim condensed consolidated financial statements, management was not aware of any such claims or contingent liabilities that should be disclosed or for which a provision should be established in the accompanying  unaudited interim condensed consolidated financial statements. The Company is covered for liabilities associated with the vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

(a) Commitments under long-term lease contracts

The following table sets forth the future minimum contracted lease payments to the Company (gross of charterers’ commissions), based on the Company’s vessels’ commitments to non-cancelable time charter contracts as of March 31, 2024. Non-cancelable time charter contracts include fixed-rate time charters.

Twelve-month period ending March 31,	Amount
2025	$12,205,361
2026	989,839
Total	$13,195,200

11.	Equity Incentive Plan:

As of March 31, 2024, the Company maintains an Equity Incentive Plan (the “Equity Incentive Plan”) under which the Company’s board of directors has made and may make awards of certain securities of the Company or cash to directors, officers and employees (including any prospective director, officer or employee) of the Company and/or its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates. Details of the Equity Incentive Plan are discussed in Note 11 to the Company’s consolidated financial statements for the year ended December 31, 2023, included in the 2023 Annual Report.

The stock based compensation cost for the non-vested shares under the Equity Incentive Plan for the three months ended March 31, 2024 amounted to $1,219,111 and is included in ‘General and administrative expenses’ in the accompanying unaudited interim condensed consolidated statements of comprehensive income.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

11.	Equity Incentive Plan: (continued)

A summary of the status of the Company’s non-vested restricted shares as of March 31, 2024, and the movement during the three-month period ended March 31, 2024, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, December 31, 2023	1,240,000	5.83
Granted	—	—
Non-vested, March 31, 2024	1,240,000	5.83

No shares vested during the period presented. The remaining unrecognized compensation cost relating to the shares granted amounting to $4,737,391 as of March 31, 2024, is expected to be recognized over the remaining period of two years, according to the contractual terms of those non-vested share awards.

12.	Earnings Per Common Share:

The computation of earnings per share is based on the weighted average number of common shares outstanding during that period and gives retroactive effect to the shares issued in connection with the Spin-Off.

The Company calculates earnings per common share by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the relevant period.

The Company calculates basic earnings per share in conformity with the two-class method required for companies with participating securities. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed.

Diluted earnings per common share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income. For the purpose of calculating diluted earnings per common share, the weighted average number of diluted shares outstanding includes (i) the conversion of outstanding Series A Preferred Shares (Note 8) calculated with the “if converted” method by using the average closing market price over the reporting period from January 1, 2024 to March 31, 2024 and (ii) the incremental shares assumed to be issued, determined under the two-class method weighted for the periods the non-vested shares were outstanding, since the two-class method was more dilutive than the treasury stock method. The components of the calculation of basic and diluted earnings per common share in each of the periods comprising the accompanying unaudited interim condensed consolidated statements of comprehensive income are as follows:

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

12.	Earnings Per Common Share: (continued)

	Three months ended March 31,	Three months ended March 31,
	2023	2024
Net income and comprehensive income	$21,959,213	$22,127,359
Dividend on Series A Preferred Shares	(97,222)	(353,889)
Deemed dividend on Series A Preferred Shares	(200,255)	(751,378)
Undistributed earnings to non-vested participating securities	—	(1,373,460)
Net income attributable to common Shareholders, basic	$21,661,736	$19,648,632
Undistributed earnings to non-vested participating securities	—	1,373,460
Undistributed earnings reallocated to non-vested participating securities	—	(600,811)
Dividend on Series A Preferred Shares	97,222	353,889
Deemed dividend on Series A Preferred Shares	200,255	751,378
Net income attributable to common Shareholders, diluted	$21,959,213	$21,526,548
Weighted average number of common shares outstanding, basic	9,461,009	17,739,362
Effect of dilutive shares	52,437,558	24,407,671
Weighted average number of common shares outstanding, diluted	61,898,567	42,147,033
Earnings per common share, basic	$2.29	$1.11
Earnings per common share, diluted	$0.35	$0.51

13.	Vessel Revenues:

The following table includes the voyage revenues earned by the Company by type of contract (time charters, voyage charters and pool agreements) in each of the three-month periods ended March 31, 2023, and March 31, 2024, as presented in the accompanying unaudited interim condensed consolidated statements of comprehensive income:

	Three months ended March 31,	Three months ended March 31,
	2023	2024
Time charter revenues	1,906,250	3,179,490
Voyage charter revenues	7,930	762,148
Pool revenues	29,239,974	3,064,191
Total Vessel Revenues	$31,154,154	$7,005,829

The Company generates its revenues from time charters, voyage contracts and pool arrangements.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

13.	Vessel Revenues: (continued)

The Company typically enters into time charters ranging from one month to twelve months, and, in isolated cases, for longer terms, depending on market conditions. The charterer has the full discretion over the ports visited, shipping routes and vessel speed, subject to the owner’s protective restrictions set forth in the agreed charterparty’s terms. Time charter agreements may have extension options that range over certain time periods, which are usually periods of months. The time charter party generally provides, among others, typical warranties regarding the speed and the performance of the vessel as well as owner protective restrictions such that the vessel is sent only to safe ports by the charterer, subject always to compliance with applicable sanction laws and war risks, and carry only lawful and non-hazardous cargo.

Vessels are also chartered under voyage charters, where a contract is made for the use of a vessel under which the Company is paid freight on the basis of transporting cargo from a loading port to a discharge port. Depending on charterparty terms, freight can be fully prepaid, or be paid upon reaching the discharging destination upon delivery of the cargo, at the discharging destination but before discharging, or during a ship’s voyage.

The Company employs certain of its vessels in pools. The main objective of pools is to enter into arrangements for the employment and operation of the pool vessels, so as to secure for the pool participants the highest commercially available earnings per vessel on the basis of pooling the revenue and expenses of the pool vessels and dividing it between the pool participants based on the terms of the pool agreement. The Company typically enters into pool arrangements for a minimum period of six months, subject to certain rights of suspension and/or early termination.

As of December 31, 2023, and March 31, 2024, ‘Trade accounts receivable, net’, related to voyage charters, amounted to $303,577 and $644,401, respectively. This increase by $340,824 in ‘Trade accounts receivable, net’ was mainly attributable to the timing of collections.

As of December 31, 2023, and March 31, 2024, there were $0 and $24,409 deferred assets and no deferred liabilities related to voyage charters, respectively.

14.	Vessel Operating and Voyage Expenses:

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:

	Three months ended March 31,	Three months ended March 31,
Voyage expenses	2023	2024
Brokerage commissions	74,565	78,898
Brokerage commissions- related party	394,803	87,938
Port & other expenses	55,368	68,175
Bunkers consumption	—	260,176
Gain on bunkers	(5,939)	(197)
Total Voyage expenses	$518,797	$494,990

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

14.	Vessel Operating and Voyage Expenses: (continued)

	Three months ended March 31,	Three months ended March 31,
Vessel Operating Expenses	2023	2024
Crew & crew related costs	2,851,495	1,664,968
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	1,002,661	465,154
Lubricants	298,541	93,794
Insurance	344,727	109,835
Tonnage taxes	86,297	30,808
Other	532,800	193,288
Total Vessel operating expenses	$5,116,521	$2,557,847

15.	Interest and Finance Costs:

The amounts in the accompanying  unaudited interim condensed consolidated statements of comprehensive income are analyzed as follows:

	Three months ended March 31,	Three months ended March 31,
	2023	2024
Interest on long-term debt	$251,613	$30,041
Amortization of deferred finance charges	25,470	43,414
Other finance charges	40,590	16,909
Total	$317,673	$90,364

16.	Segment Information:

In the second quarter of 2023, the Company established its LPG carrier operations through the acquisition of two LPG carrier vessels. With effect from the second quarter of 2023, the Company operated in three reportable segments: (i) the Aframax/LR2 tanker segment, (ii) the Handysize tanker segment and (iii) the LPG carrier segment. The reportable segments reflect the internal organization of the Company and the way the chief operating decision maker reviews the operating results and allocates capital within the Company. Further, the transport of crude oil (carried by Aframax/LR2 tankers), refined petroleum products (carried by Handysize tanker vessels) and liquefied petroleum gas (carried by LPG carriers) has different characteristics. In addition, the nature of trade, trading routes, charterers and cargo handling of liquefied petroleum gas, refined petroleum products and crude oil differs.

As a result of the sale of M/T Wonder Sirius (Note 5), the Company no longer has any Aframax/LR2 vessels and management has determined that, with effect from the second quarter of 2024, the Company operates in two reportable segments: (i) the Handysize tanker segment and (ii) the LPG carrier segment.

The table below presents information about the Company’s reportable segments for the three months ended March 31, 2023 and 2024. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s unaudited interim condensed consolidated financial statements. Segment results are evaluated based on income from operations.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

16.	Segment Information: (continued)

	Three months ended March 31, 2023			Three months ended March 31, 2024
	Aframax/LR2 tanker segment	Handysize tanker segment	Total	Aframax/LR2 tanker segment	Handysize tanker segment	LPG carrier segment	Total
- Time charter revenues	$1,906,250	$—	$1,906,250	$1,356	$—	$3,178,134	$3,179,490
- Voyage charter revenues	7,930	—	7,930	—	—	762,148	762,148
- Pool revenues	25,379,990	3,859,984	29,239,974	585,011	2,479,180	—	3,064,191
Total vessel revenues	$27,294,170	$3,859,984	$31,154,154	$586,367	$2,479,180	$3,940,282	$7,005,829
Voyage expenses (including charges from related parties)	(467,029)	(51,768)	(518,797)	(12,266)	(43,787)	(438,937)	(494,990)
Vessel operating expenses	(3,915,402)	(1,201,119)	(5,116,521)	(307,057)	(587,743)	(1,663,047)	(2,557,847)
Management fees to related parties	(526,500)	(175,500)	(702,000)	(24,936)	(94,549)	(378,196)	(497,681)
Recovery of provision / (provision) for doubtful accounts	266,732	—	266,732	—	—	(25,369)	(25,369)
Depreciation and Amortization	(1,689,735)	(365,911)	(2,055,646)	(35,305)	(228,548)	(927,762)	(1,191,615)
Gain on sale of vessel	—	—	—	19,559,432	—	—	19,559,432
Segments operating income	$20,962,236	$2,065,686	$23,027,922	$19,766,235	$1,524,553	$506,971	$21,797,759
Interest and finance costs			(317,673)				(90,364)
Interest income			435,429				2,067,006
Dividend income from related party			—				631,944
Foreign exchange (losses)/ gains			(10,000)				1,085
Less: Unallocated corporate general and administrative expenses (including related parties)			(983,264)				(2,257,574)
Net income and comprehensive income, before taxes			$22,152,414				$22,149,856

A reconciliation of total segment assets to total assets presented in the accompanying unaudited condensed consolidated balance sheets of December 31, 2023, and March 31, 2024, is as follows:

	As of December 31, 2023	As of March 31, 2024
Aframax/LR2 tanker segment	$22,802,392	$2,957,582
Handysize tanker segment	10,445,507	9,130,332
LPG carrier segment	71,651,775	71,503,303
Cash and cash equivalents(1)	151,757,138	186,328,152
Prepaid expenses and other assets(1)	51,447,318	51,009,756
Total assets	$308,104,130	$320,929,125

(1) Refers to assets of other, non-vessel owning, entities included in the unaudited interim condensed consolidated financial statements.

TORO CORP.
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

17.	Subsequent Events:

(a)
Dividend on Series A Preferred Shares: On April 15, 2024, the Company paid to Castor a dividend on the Series A Preferred Shares, which was declared on March 26, 2024, amounting to $350,000 for the dividend period from January 15, 2024 to April 14, 2024.